UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

Investor Relations (5255) 1944 9700 Esteban Levin elevin@dcf.pemex.com Celina Torres ctorresu@dcf.pemex.com

November 3, 2004

PEMEX financial results report as of September 30, 2004

Financial highlights

PEMEX, Mexico’s oil and gas company and the world’s eight largest integrated oil and gas company[1], announced its unaudited consolidated financial results for the nine months ending September 30, 2004.

•    Total sales increased 15%, compared to the first nine months of 2003, reaching Ps. 554.6 billion (US$48.7 billion)[2]

•    Crude oil exports averaged 1,838 thousand barrels per day (Mbd), up 1% from the first nine months of 2003

•    Income before taxes and duties increased 18% from the first nine months of 2003, to Ps. 325.1 billion (US$28.5 billion)

•    Net loss for the first nine months of 2004 decreased Ps. 2.1 billion from the comparable period of 2003, resulting in a net loss of Ps. 14.6 billion (US$1.3 billion)

Table 1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results summary

	Nine months ending September 30,
	2003	2004	Change		2004
	(Ps.mm)				(US$mm)
Total sales	480,610	554,603	15%	73,993	48,699
Domestic sales (1)	297,921	322,872	8%	24,951	28,351
Exports	182,689	231,731	27%	49,042	20,348
				-

Income before taxes and duties (1)	276,130	325,090	18%	48,960	28,546
				-
Taxes and duties	292,777	339,668	16%	46,891	29,826
				-
Net income (loss)	(16,647)	(14,578)	-12%	2,070	(1,280)
				-
EBITDA (2)	310,615	378,810	22%	68,195	33,263
EBITDA / Interest expense (3)	20.5	18.4

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2004.
(1) Includes the Special Tax on Production and Services (IEPS). As of September 30, 2003 this figure was Ps. 72,246 million and as of September 30, 2004, Ps. 46,164 million.
(2) Excludes IEPS.
(3) Excludes capitalized interest.
Note: Numbers may not total due to rounding.

___________________
1 Petroleum Intelligence Weekly Ranking 2003.
2 Amounts in US dollars are translated at the September 30, 2004 exchange rate of Ps. 11.3884 per US dollar.

Pemex	Investor Relations

Operational highlights

Total liquid hydrocarbons production during the first nine months of 2004 totaled 3,839 Mbd, 2% greater than the production achieved during the first nine months of 2003:

•    Crude oil production increased 1%, to 3,395 Mbd

•    Natural gas production rose 2% to 4,568 million cubic feet per day (MMcfd)

•    Natural gas liquids production increased 7% to 444 Mbd

•    During the first nine months of 2004, gas flaring represented 3.5% of total natural gas production

  Operating items

  Exploration and production

Production levels

During the first nine months of 2004, crude oil and natural gas production totaled 3,395 Mbd and 4,568 MMcfd, respectively. Heavy crude oil represented 73% of total crude oil production for the period, and non-associated natural gas was 34% of total natural gas production.

Gas flaring	During the first nine months of 2004, gas flaring represented 3.5% of total natural gas production, compared to 5.5% in the same period of 2003.

Drilling activity

During the first nine months of 2004, exploration drilling activity rose 25% compared to the same period of 2003: to 74 exploratory wells from 59. Development drilling activity rose 31%: to 453 development wells from 347 (see figure 1).

During the third quarter of 2004 drilling began on the Nap 1 offshore exploration well, in the Gulf of Mexico. Located in 700 meters (2,300 feet) of water, this is PEMEX’s deepest offshore well.

Akal – L

During the third quarter of 2004, the Akal – L processing center, began operations in the Cantarell field. This state of the art complex integrates the process of separating crude oil and natural gas in one facility and provides greater operating flexibility for the handling and distribution of hydrocarbons which, among other things, facilitates maintenance of other complexes in Cantarell without affecting production volumes.

PEMEX financial results report as of September 30, 2004	2/31
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Pemex	Investor Relations

Figure 1

Multiple Service Contracts

Bidding terms were announced on July 29 and August 17, 2004 for the execution of works and services for four new blocks in the Burgos Basin: Pandura – Anáhuac, Ricos, Pirineo and Monclova.

These four blocks have generated significant interest, based on the sale of bidding packages. The participation of 100% Mexican-owned companies in this process is noteworthy.

The contract for the Pandura – Anáhuac block will be assigned on November 9, 2004.

The proposals for the Ricos, Pirineo and Monclova contracts will be received in January 2005. According to the terms of the program, works for these four blocks will begin in 2005.

  Gas and basic petrochemicals

Gas processing

Given the greater supply of natural gas and condensates for processing, the production of dry gas from plants averaged 3,127 MMcfd in the first nine months of 2004. This represents an increase of 4% compared to the average registered in the first nine months of 2003. The production of gas liquids including condensates was 444 Mbd, 7% higher than the first nine months of 2003.

PEMEX financial results report as of September 30, 2004	3/31
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Pemex	Investor Relations

Additional cryogenic plants

In the third quarter of 2004, PEMEX signed a contract for the construction of a third modular cryogenic plant in the Burgos Gas Processing Center (GPC) in Tamaulipas, in northern Mexico This plant is in addition to the two modular cryogenic plants that started operations in March and May of 2004.

With a processing capacity of 200 MMcfd of sweet wet gas and 6 Mbd of condensates, this plant will increase recovery of liquid hydrocarbons associated with the sweet wet gas produced in the Burgos Basin.

In 2005, PEMEX expects to sign a contract for the construction of a fourth modular cryogenic plant in the GPC Burgos, with the same capacity as the third plant.

Additionally, PEMEX is currently carrying out the studies and procedures necessary for the construction of a 30 Mbd pipeline that will transport liquefied petroleum gas (LPG) from the GPC Burgos to Monterrey, in northern Mexico.

  Refining

Processing

During the first nine months of 2004, processing of heavy crude oil increased to 41% of the total crude oil processed, compared to 35% in the same period of 2003 (see figure 2). This reflects the improved processing capabilities of the Madero, Cadereyta, Tula and Salamanca refineries. Diesel and gasoline production increased 8% and 4%, respectively, while fuel oil production declined 10%.

Figure 2

Refining margin	PEMEX’s refining margin increased 42%, to US$3.92 per barrel in the first nine months of 2004, from US$2.76 per barrel in the prior year period.

PEMEX financial results report as of September 30, 2004	4/31
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Pemex	Investor Relations

Minatitlán

The project for the reconfiguration of the Minatitlán refinery was divided into six engineering, procurement and construction (EPC’s) packages.

The first package (EPC-1) was awarded at the end of 2003, beginning the reconfiguration project. The EPC-1 includes the construction of an access road, bridges and the platforms for the plants.

During the third quarter of 2004 two EPC packages were assigned, the EPC-2 which includes:

• A utilities plant

• A sour water treatment plant

• Integration works, caustic waste and effluents treatment

and the EPC -3, which includes the construction of:

• An atmospheric and vacuum distillation plant

• An intermediate distillates hydro-treatment plant

• A fluid catalytic cracker

Franchises	The number of franchised gas stations rose 13% to 6,755 as of September 30, 2004, from 5,982 as of September 30, 2003.

  Petrochemicals

Petrochemicals production

During the first nine months of 2004, total petrochemicals production increased 3%, to 7,914 thousand tons (Mt), from 7,655 Mt in the comparable period of 2003. In particular, the production of ethylene increased 3%.

Subsidiary companies

On September 15, 2004, the Secretary of Energy was authorized to carry out the merger of the following subsidiary companies of PEMEX Petroquímica:

•   Petroquímica Camargo, S.A. de C.V.

•   Petroquímica La Cangrejera, S.A. de C.V.

•   Petroquímica Cosoleacaque, S.A. de C.V.

•   Petroquímica Escolín, S.A. de C.V.

•   Petroquímica Morelos, S.A. de C.V.

•   Petroquímica Pajaritos, S.A. de C.V.

•   Petroquímica Tula, S.A. de C.V.

This merger is expected to be completed during 2005.

PEMEX financial results report as of September 30, 2004	5/31
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Pemex	Investor Relations

Fénix Project

On October 21, 2004, PEMEX announced the names of its partners for the execution of the Fénix Project:

•   Indelpro, S.A. de C.V. (affiliate of Alfa)

•   Grupo Idesa, S.A. de C.V.

•   Nova Chemicals Corporation

The Fénix Project requires budgetary approvals and, therefore, it is still under discussion.

  International trade3

Crude oil exports

In the first nine months of 2004, PEMEX’s crude oil exports averaged 1,838 Mbd, 1% higher than the volume registered in the first nine months of 2003. Approximately 87% of the total crude oil exports were heavy crude oil (Maya) and the rest was light and extra-light crude oil (Isthmus and Olmeca).

78% of the total crude oil exports were to the United States, while the remaining 22% went to Europe (10%), the Far East (2%), and to the rest of America (10%).

During the first nine months of 2004, the weighted average export price of the Mexican crude oil basket was US$30.22 per barrel, compared to US$26.41 per barrel in the comparable period of 2003.

Refined products and petrochemicals

Exports of refined products in the first nine months of 2004 totaled 157 Mbd, 7% less than in the comparable period of 2003. Exports of refined products consisted mainly of naphtha, long residue, diesel and jet fuel. Exports of petrochemicals increased 19%, to 693 Mt.

Imports of refined products declined slightly to 283 Mbd in the first nine months of 2004 from 284 Mbd in the first nine months of 2003. Imports of petrochemicals decreased 55% to 207 Mt.

Natural gas imports increased 2% to 754 MMcfd, compared to 739 MMcfd in the first nine months of 2003.

_________________________

3Source: PMI.

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Pemex	Investor Relations

  Financial results for the nine months ended September 30, 2004

  Total sales

Total sales

Total sales (including the special tax on production and services, IEPS) increased 15% in constant pesos to Ps. 554.6 billion (US$48.7 billion) for the first nine months of 2004, compared to Ps. 480.6 billion in the comparable period of 2003.

Domestic sales

Total domestic sales (including IEPS) increased 8% to Ps. 322.9 billion (US$28.4 billion) during the first nine months of 2004, from Ps. 297.9 billion in the first nine months of 2003:

•    Sales of refined products[4], net of IEPS, grew 22% to Ps. 214.4 billion (US$18.8 billion) from Ps. 176 billion. Refined products sales volume increased 1% to 1,706 Mbd, from 1,685 Mbd. The IEPS generated by these sales decreased 36% to Ps. 46.2 billion (US$4.1 billion) from Ps. 72.2 billion

•    Natural gas sales rose 20% to Ps. 50.3 billion (US$4.4 billion) from Ps. 42 billion. Natural gas sales volume increased 6% to 2,757 MMcfd from 2,592 MMcfd. The average sales price of natural gas during the first nine months of 2004 was US$5.67 per million of British Thermal Unit

•    Petrochemical sales[5] increased 56% to Ps. 12 billion (US$1.1 billion) from Ps. 7.7 billion. Petrochemicals sales volume grew 13% to 2,610 Mt from 2,308 Mt

_________________________

4Mainly Magna Gasoline, Premium Gasoline, Pemex Diesel, industrial diesel, special marine diesel, heavy fuel oil, jet fuel, asphalts and liquefied petroleum gas.

5Mainly raw material for black of smoke, hexane, solvent, vinyl chloride, styrene, ethylene oxide, propylene, toluene, xylene, polyethylene, acrylonitrile, ammonia and monoethyleneglicol.

PEMEX financial results report as of September 30, 2004	7/31
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Pemex	Investor Relations

Exports

Export sales totaled Ps. 231.7 billion (US$20.3 billion), 27% higher than the export sales registered in the first nine months of 2003 of Ps. 182.7 billion:

•    Crude oil and condensates export sales increased 27% to Ps. 209.8 billion (US$18.4 billion) from Ps. 165.6 billion. Crude oil exports volume rose 1% to 1,838 Mbd from 1,828 Mbd

•    Refined products export sales[6] rose 25% to Ps. 20 billion (US$1.8 billion) from Ps. 16 billion. Refined products exports volume fell 7% to 157 Mbd from 169 Mbd

•    Petrochemical products export sales[7] increased 73% f to Ps. 1.9 billion (US$0.1 billion) from Ps. 1.1 billion. The volume of petrochemical products exports grew 19% to 693 Mt from 581 Mt

  Costs and operating expenses

Costs and expenses grew 20%	Costs and operating expenses increased 20% with respect to the first nine months of 2003, reaching Ps. 225.9 billion (US$19.8 billion).

_________________________

6Mainly naphtas, long residue, asphalts, diesel, fuel oil and jet fuel.

7Mainly ammonia, ethylene, styrene, acrylonitrile, acetaldehyde, polyethylene, butadiene, vinyl chloride, toluene, benzene y monoethyleneglicol.

PEMEX financial results report as of September 30, 2004	8/31
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Pemex	Investor Relations

Cost of sales

Cost of sales increased 24%, or Ps. 35.8 billion (US$3.2 billion), to Ps. 185.3 billion (US$16.3 billion). The increase is composed of the following changes:

•    Ps. 24.6 billion (US$2.1 billion) increase in operational maintenance

•    Ps. 11 billion (US$1 billion) increase in the cost of the subsidiary companies’ operations (mainly PMI) with third parties

•    Ps. 5.7 billion (US$0.5 billion) increase in processing expenses and purchases of imported products

•    Ps. 1.9 billion (US$0.2 billion) increase in the cost of the reserve for retirement payments, pensions and indemnities

•    Ps. 1.2 billion (US$0.1 billion) increase in operating expenses

•    Ps. 0.1 billion (US$0.01 billion) increase in depreciation and amortization expenses

•    An offsetting favorable effect of Ps. 7.2 billion (US$0.6 billion) resulting from variation in inventories

•    An offsetting favorable effect of Ps. 1.5 billion (US$0.1 billion) due to the elimination of the specific oil-field exploration and depletion reserve, as a consequence of the implementation of the successful efforts method for the accounting of costs incurred in exploration, acquisition and development of oil and gas reserves

Transportation and distribution expenses	Transportation and distribution expenses increased 9% to Ps. 13.2 billion (US$1.2 billion) in the first nine months of 2004, from Ps. 12.2 billion in the first nine months of 2003.

Administrative expenses	Administrative expenses increased 4% to Ps. 27.4 billion (US$2.4 billion) in the first nine months of 2004, from Ps. 26.4 billion in the first nine months of 2003.

Cost of the reserve for retirement payments

The cost of the reserve for retirement payments, pensions and indemnities increased 8% to Ps. 31.7 billion (US$2.8 billion) in the first nine months of 2004 from Ps. 29.4 billion in the comparable period of 2003. This cost is distributed among cost of sales, transportation and distribution expenses and administrative expenses.

  Operating income

Operating income	Operating income in the first nine months of 2004 totaled Ps. 328.7 billion (US$28.9 billion), 12% higher than the comparable figure for the first nine months of 2003 of Ps. 292.6 billion.

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Pemex	Investor Relations

Comprehensive financing cost

Decrease of comprehensive financing cost	The comprehensive financing cost decreased 58% to Ps. 8.6 billion (US$0.8 billion) in the first nine months of 2004 compared to Ps. 20.4 billion in the same period of 2003 (see table 2).

Net interest

Net interest expense increased 21% to Ps. 12.3 billion (US$1.1 billion) in the first nine months of 2004, from Ps. 10.2 billion in the comparable period of 2003.

Interest expense increased Ps. 5.4 billion, while interest income increased Ps. 3.3 billion. The increase in net interest was primarily due to the Ps. 30.1 billion (US$2.6 billion) increase in the net debt.

Foreign exchange loss

The foreign exchange loss totaled Ps. 8.3 billion (US$0.7 billion) in the first nine months of 2004 as compared to a foreign exchange loss of Ps. 18.4 billion in the first nine months of 2003. This 55% decrease was primarily a consequence of a lower depreciation of the Mexican peso against the dollar.

The depreciation of the Mexican peso against the US dollar from December 31, 2002 to September 30, 2003 was 6.8%, while from December 31, 2002 to September 30, 2004 it was 1.4%.

Monetary gain	The monetary gain for the first nine months of 2004 was Ps. 11.9 billion (US$1 billion), representing a 47% increase over the monetary gain during the first nine months of 2003 of Ps. 8.2 billion.

Table 2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Comprehensive financing cost

	Nine months ending September 30,
	2003	2004	Change		2004
		(Ps. mm)			(US$mm)
Comprehensive financing cost	20,402	8,639	-58%	(11,763)	759
Interest income	(5,023)	(8,298)	65%	(3,275)	(729)
Interest expense	15,182	20,605	36%	5,423	1,809
Foreign exchange loss (gain)	18,394	8,278	-55%	(10,116)	727
Monetary loss (gain)	(8,151)	(11,946)	47%	(3,794)	(1,049)

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2004.

Note: Numbers may not total due to rounding.

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Pemex	Investor Relations

  Other revenues

Other net revenues

During the first nine months of 2004, other net revenues increased 28% to Ps. 5 billion (US$0.4 billion). The corresponding figure for the first nine months of 2003 was of Ps. 3.9 billion.

The Ps. 1.1 billion (US$0.1 billion) increase was mainly due to higher net income from the Deer Park refinery in which PEMEX has participation, and to the revaluation of the investment in shares of Repsol YPF, S.A. shares.

In the estimation of the impairment of PEMEX Refinación’s fixed assets in the first semester of 2003 –due to the application of the Accounting Bulletin C-15 “Impairment of fixed assets and their disposal” – the cost of handling products was completely assigned to distribution and commercialization, ignoring that the refineries carry out part of that function by their own means. Inclusively, the refineries’ expenses, already considered the operation of the infrastructure for handling products

As a consequence, the recognition of the impairment of PEMEX Refinación fixed assets in other expenses for the first semester of 2004 was reverted for the first nine months of 2004.

  Income before taxes and duties

Income before taxes	Income before taxes and duties during the first nine months of 2004 was Ps. 325.1 billion (US$28.5 billion), 18% higher than the Ps. 276.1 billion observed in the same period of 2003.

  Taxes and duties

16% increase

Petróleos Mexicanos and its subsidiary entities pay taxes and duties equivalent to 60.8% of total sales[8]. In addition, they pay a duty for exploration, gas, refining and petrochemicals infrastructure.

During the first nine months of 2004, taxes and duties (including IEPS) increased 16% to Ps. 339.7 billion (US$29.8 billion) from Ps. 292.8 billion during the same period of 2003.

_________________________

8PEMEX’s subsidiary companies that are located in México pay corporate income tax on the same basis as private sector companies in México.

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Pemex	Investor Relations

Duty for exploration, gas, refining and petrochemicals infrastructure

The duty for exploration, gas, refining and petrochemicals infrastructure replaces the prior excess gains duty and is equal to 39.2% of the revenues from crude oil export sales in excess of a threshold crude oil price set by the Mexican Government. In 2004, the threshold price is US$20.00 per barrel, compared to US$18.35 per barrel in 2003.

The calculation of this duty is equal to that of the excess gains duty to which PEMEX was subject prior to 2004. PEMEX paid Ps. 22.5 billion (US$2 billion) in the first nine months of 2004, 63% above the Ps. 13.8 billion paid in the comparable period of 2003.

The Income Law (Ley de Ingresos de la Federación9) for the fiscal year 2004 establishes that: “the proceeds from this duty... will be allocated to the investment in infrastructure in exploration, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities perform.”

  Reimbursement of the duty for exploration, gas, refining and petrochemicals infrastructure

Ps. 12.5 billion was received

On September 30, 2004, PEMEX received Ps. 12.5 billion from the Secretary of Finance for the reimbursement of the duty for exploration, gas, refining and petrochemicals infrastructure.

PEMEX expects to receive at least an additional Ps. 17 billion, approximately, for this concept prior to the end of 2004.

This payment was recorded as an account payable pending capitalization, in other short-term liabilities. If approved by PEMEX’s Board of Directors, the balance of this account will capitalize PEMEX.

_________________________

9Section XI “Aprovechamiento para Obras de Infraestructura en Materia de Exploración, Gas, Refinación y Petroquímica”, of Article 7, Chapter II “De las Obligaciones de Petróleos Mexicanos”.

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Pemex	Investor Relations

Table 3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Taxes and duties

	Nine months ending September 30,
	2003	2004	Change		2004

	(Ps. mm)				(US$mm)

Total taxes and duties	292,777	339,668	16%	46,891	29,826
Hydrocarbon extraction duties and other	206,746	271,052	31%	64,306	23,801
Special Tax on Production and Services (IEPS)	72,246	46,164	-36%	(26,083)	4,054
Duty for exploration, gas, refining and petrochemicals infrastructure (1)	13,785	22,452	63%	8,668	1,972

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2004.
(1) For 2003, amount represents excess gains duties.
Note: Numbers may not total due to rounding.

  Net loss

Net loss of US$1.3 billion

In the first nine months of 2004, PEMEX recorded a net loss of Ps. 14.6 billion (US$1.3 billion), compared to a net loss of Ps. 16.6 billion in the first nine months of 2003. The Ps. 2 billion (US$0.2 billion) decrease in the net loss is explained by:

•    An increase of Ps. 36.1 billion (US$3.2 billion) in operating income

•    An favorable effect of Ps. 12.9 billion (US$1.1 billion) in the comprehensive financing cost due principally to the decrease in the foreign exchange loss and other net revenues

•    The offsetting effect of a Ps. 46.9 billion (US$4.1 billion) increase in taxes and duties

  EBITDA

EBITDA increased 22%

EBITDA increased 22% to Ps. 378.8 billion (US$33.3 billion) in the first nine months of 2004 from Ps. 310.6 billion in the first nine months of 2003. EBITDA is reconciled to net loss as shown in the following table:

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Pemex	Investor Relations

Table 4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation

		Nine months ending September 30,
		2003	2004	Change		2004
			(Ps. mm)			(US$mm)
Net income (loss)		(16,647)	(14,578)	-12%	2,070	(1,280)
+	Taxes and duties	292,777	339,668	16%	46,891	29,826
-	Special Tax on Production and Services (IEPS)	72,246	46,164	-36%	(26,083)	4,054
+	Comprehensive financing cost	20,402	8,639	-58%	(11,763)	759
+	Depreciation and amortization	56,884	59,509	5%	2,625	5,225
+	Cost of the reserve for retirement payments	29,445	31,736	8%	2,290	2,787
EBITDA		310,615	378,810	22%	68,195	33,263

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2004.
Note: Numbers may not total due to rounding.

 Total assets

Total assets increased 12%

As of September 30, 2004, total assets were Ps. 960.3 billion (US$84.3 billion), representing a 12%, or Ps. 103.6 billion (US$ 9.1 billion), increase with respect to total assets as of September 30, 2003.

•    Cash and cash equivalents increased 109%, or Ps. 65.6 billion (US$5.8 billion)

•    Accounts receivable increased 20%, or Ps. 13.6 billion (US$1.2 billion)

•    Inventory valuation increased 36%, or Ps. 9.6 billion (US$0.8 billion), as a result of higher hydrocarbon’s prices

•    Properties and equipment rose 1%, or Ps. 3.4 billion (US$0.3 billion), reflecting new investments

•    Other assets increased 8%, or Ps. 11.4 billion (US$1 billion), mainly as a result of a revaluation of PEMEX’s shareholdings in Repsol YPF, S.A., through RepCon Lux

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Pemex	Investor Relations

  Total liabilities

Liabilities increased 23%

Total liabilities increased 23% to Ps. 936.6 billion (US$82.2 billion), with respect to September 30, 2003.

•    Short-term liabilities increased 42% to Ps. 161.4 billion (US$14.2 billion), primarily as a result of the increase in taxes payable and the reimbursement of the duty for exploration, gas, refining and petrochemicals infrastructure, which is being recorded as a liability pending capitalization

•    Long-term liabilities increased 20% to Ps. 775.2 billion (US$68.1 billion), due to the increase in long-term documented debt

Total debt is discussed at greater length under “Financing Activities”.

Reserve for retirement payments

The reserve for retirement payments, pensions and seniority premiums increased 9% to Ps. 325.9 billion (US$28.6 billion) from Ps. 299.4 billion as of September 30, 2003. The increase of Ps. 26.5 billion (US$2.3 billion) resulted from:

•     Ps. 13.9 billion (US$1.2 billion) increase in the annual growth of covered employees, seniority, salaries, pensions and other post-retirement benefits

•     Ps. 8.7 billion (US$0.8 billion) increase due to changes in actuarial assumptions

•     Ps. 5.1 billion (US$0.4 billion) increase due to a decrease of one year in the funding period

•     An offsetting favorable effect of Ps. 1.2 billion (US$0.1 billion) due to an increase in pension plan assets

  Equity

Equity decrease of Ps. 71.5 billion

As of September 30, 2004, PEMEX’s equity declined 75%, or Ps. 71.5 billion (US$6.3 billion) to Ps 23.7 billion (US$2.1 billion) from Ps. 95.2 billion as of September 30, 2003.

The reduction is primarily explained by an increase in accumulated net losses of Ps. 50.3 billion (US$4.4 billion) that includes, among other items, the payment of the minimum guaranteed dividends to the Mexican Government of Ps. 10 billion in June 2004.

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Pemex	Investor Relations

  Financing activities

  Financing requirements

2004 financing program

As of October 15, 2004, US$7.7 billion have been raised:

•    US$4.3 billion in foreign capital markets

•    US$2.4 billion in the Mexican capital market

•    US$0.6 billion from export credit agencies (ECA’s)

•    US$0.4 billion in bank loans

Approximately 64% has been raised in foreign capital markets and the rest in the Mexican market.

Depending on market conditions, PEMEX plans to start pre-funding its 2005 financing requirements by approximately US$1 billion. The 2004 financing program, excluding any pre-funding, totals between US$7 and US$8 billion. The pre-funding will be raised primarily through bank loans and ECA’s.

2005 financing program

In 2005, PEMEX plans to raise approximately US$8.5 billion. Around 56% will be raised in foreign capital markets and the rest in the Mexican market.

•    US$2.0 billion in foreign capital markets

•    US$3.0 billion in the Mexican capital market

•    US$1.3 billion from export credit agencies (ECA’s)

•    US$2.2 billion in bank loans

PEMEX financial results report as of September 30, 2004	16/31
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2005 CAPEX allocation

In 2005, projected capital expenditures are US$11.2 billion, based on an exchange rate of Ps. 11.6 per dollar, and are expected to be allocated as follows:

•    Exploration 13%

•    Production 72%

•    Refining 10%

•    Gas and basic petrochemicals 3%

•    Petrochemicals 1.7%

•    Others 0.3%

Nearly 88% of 2005 projected capital expenditures, or US$9.9 billion, will be in the form of PIDIREGAS.

  Capital markets

Petróleos Mexicanos

On June 30, 2004, Petróleos Mexicanos obtained a syndicated revolving credit facility that will be used to fund working capital needs. The facility is divided in two tranches:

•    US$600 million maturing on December 31, 2007 with an interest rate of LIBOR plus 0.55%

•    US$650 million maturing on June 30, 2009 with an interest rate of LIBOR plus 0.75%

This syndicated revolving credit facility replaced two bankers acceptance credit facilities totaling US$785 million, and a commercial paper program of US$445 million.

Short-term bond program

Petróleos Mexicanos and the Mexican Trust F/163 established a Ps.10 billion short term notes program, which will also be used to fund working capital needs. Under this program, either Petróleos Mexicanos or Trust F/163 may issue notes having maturities of less than 360 days.

The characteristics of note issuances under this program are found in annex Table A7.

Master Trust

During the first nine months of 2004, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, issued:

•    On June 15, 2004, US$1.5 billion of its floating-rate notes due 2010

•    On August 5, 2004, €850 million of its 6.375% notes due 2016

•    On September 28, 2004, US$1,750 million of its 7.75% perpetual bond with an option to redeem in full since year five

PEMEX financial results report as of September 30, 2004	17/31
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F/163

During the third quarter of 2004, Trust F/163 reopened its peso bond issuances of October, 2003. Including the first issuance on October 24, 2003 and the reopenings of January and March, 2004, the aggregate amount of the peso bonds issued totals Ps. 32.7 billion, distributed as follows:

•    Ps. 13 billion of floating rate instruments due 2007

•    Ps. 13.5 billion of floating rate instruments due 2009

•    Ps. 6.2 billion of 8.38% instruments due 2010

RepCon Lux

On January 26, 2004, RepCon Lux S.A., a financing vehicle formed in Luxembourg, issued US$1.37 billion of its 4.5% guaranteed exchangeable due 2011.

These bonds are guaranteed by PEMEX and are exchangeable into shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

  Total debt

Total net debt of US$31.6 billion

As of September 30, 2004, total consolidated debt including accrued interest was Ps. 485.3 billion (US$42.6 billion). This figure represents an increase of 25%, or Ps.95.8 billion, as compared to the figure recorded on September 30, 2003. Total debt includes:

•     Documented debt of Petróleos Mexicanos, the PEMEX Project Funding Master Trust, Trust F/163 and RepCon Lux, S.A.

•     Notes payable to contractors

•     Sale of future accounts receivable (representing PEMEX Finance debt of US$3.6 billion as of September 30, 2004)

Net debt, or the difference between debt and cash equivalents, increased Ps. 30.1 billion, to Ps. 359.4 billion (US$ 31.6 billion) as of September 30, 2004, from Ps. 329.3 billion as of September 30, 2003.

PEMEX financial results report as of September 30, 2004	18/31
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Table 5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated total debt

		As of September 30,
	2003	2004	Change		2004
		(Ps. mm)			(US$mm)
Documented debt (1)	326,124	433,898	33%	107,775	38,100
Short-term	48,327	57,880	20%	9,553	5,082
Long-term	277,796	376,018	35%	98,222	33,018
				-
Notes payable to contractors	16,218	14,426	-11%	(1,793)	1,267
Short-term	2,107	2,629	25%	522	231
Long-term	14,112	11,797	-16%	(2,315)	1,036
				-
Sale of future accounts receivable (2)	47,153	36,943	-22%	(10,211)	3,244
Long-term	47,153	36,943	-22%	(10,211)	3,244
				-
Total debt	389,495	485,267	25%	95,771	42,611
Short-term	50,434	60,509	20%	10,076	5,313
Long-term	339,061	424,757	25%	85,696	37,297

Cash & cash equivalents	60,195	125,835	109%	65,640	11,049

Total net debt	329,300	359,431	9%	30,131	31,561

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted
Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant
Mexican pesos as of September 30, 2004.
(1) Consistent with Securities and Exchange Commission filings. (2) Represents Pemex Finance debt. Note: Numbers may not total due to rounding.

Short-term debt

Total debt with a remaining maturity of less than twelve months was Ps. 60.5 billion (US$5.3 billion) as of September 30, 2004, including:

•     Ps. 57.9 billion (US$5.1 billion) in documented debt

•     Ps. 2.6 billion (US$0.2 billion) in notes payable to contractors

As of September 30, 2003, the corresponding amounts were Ps. 48.3 billion and Ps. 2.1 billion, respectively and total short-term debt was Ps. 50.4 billion.

PEMEX financial results report as of September 30, 2004	19/31
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Long-term debt

Total long-term debt as of September 30, 2004 was Ps. 424.8 billion (US$37.3 billion). This figure includes:

•     Ps. 376 billion (US$33 billion) in documented debt

•     Ps. 11.9 billion (US$1 billion) in notes payable to contractors

•     Ps. 36.9 billion (US$3.3 billion) in sale of future accounts receivable

As of September 30, 2003 these figures were Ps. 277.8 billion, Ps. 14.1 billion and Ps. 47.2 billion, respectively and total long-term debt was Ps. 339.1 billion.

Financial ratios

The ratio of EBITDA to interest expense (excluding capitalized interest) was 18.4 as of September 30, 2004, compared to 20.5 as of the same date of 2003.

The ratio of EBITDA to net interest expense was 30.8 as of September 30, 2004, compared to 30.6 as of September 30, 2003.

Maturity profile	The following table shows the maturity profile of PEMEX’s total debt by currency:

Table 6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile

	As of September 30, 2004
	(Ps. mm)	US$mm

Documented debt in pesos	55,697	4,891
2004	4,804	422
One year	3,667	322
Two years	4,222	371
Three years	17,944	1,576
Four years	4,944	434
Five years and beyond	20,116	1,766

Documented debt in other currencies	429,570	37,720
2004	20,598	1,809
One year	31,442	2,761
Two years	59,272	5,205
Three years	47,611	4,181
Four years	47,809	4,198
Five years and beyond	222,838	19,567

Total debt	485,267	42,611

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally
Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores
Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2004.
Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2004	20/31
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Increase of duration

PEMEX is planning to increase the duration of its outstanding debt in order to make it comparable to that of other oil and gas companies with similar credit ratings. The average duration of the debt exposure is presented in the following table.

	Table 7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
	Average duration of debt exposure

		As of September 30,
	2003	2004	Change
		(Years)
U.S. Dollars	3.8	4.0	0.2
Mexican pesos	0.1	0.7	0.6
Euros	0.6	0.8	0.2
Japanese yen	3.4	2.9	(0.5)
Sterling pound	0.0	0.0	0.0
Swiss francs	0.5	0.5	0.0
Total	3.7	3.6	(0.1)

Note: Numbers may not total due to rounding.

Interest rate risk

PEMEX´s policy is to maintain a balance between fixed and floating rate liabilities, in order to mitigate the impact of fluctuations in interest rates. As of September 30, 2004, approximately 60% of PEMEX’s debt exposure carried fixed interest rate and 40% was at floating rates.

Mainly US$ at fixed rate	As a consequence of issuance of peso-denominated securities, the US dollar debt exposure decreased nine percentage points from September 30, 2003 to the same date of 2004.

Debt exposure	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:

Table 8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt exposure
(without accrued interest)

			As of September 30,
	2003	2004	2003	2004	2003	2004

			Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	96.81%	87.56%	61.70%	60.11%	38.30%	39.89%
Mexican pesos	2.84%	12.18%	0.00%	15.12%	100.00%	84.88%
Euros	0.02%	0.01%	9.14%	14.29%	90.86%	85.71%
Japanese yen	0.32%	0.24%	100.00%	100.00%	0.00%	0.00%
Swiss francs	0.001%	0.001%	0.00%	0.00%	100.00%	100.00%
Total	100.00%	100.00%	60.06%	54.72%	39.94%	45.28%

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2004	21/31
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Crude oil price risk

In September 2004, PEMEX arranged a short term hedging program in order to mitigate the impact of crude oil price volatility in its cash flows.

The program consists of the acquisition of options in order to hedge against potential price crude oil reductions for the rest of the year and applies to approximately 7% of its annual crude oil production.

PEMEX financial results report as of September 30, 2004	22/31
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  Other relevant topics

PEMEX’s fiscal regime

On October 28, 2004, the Chamber of Deputies approved a new fiscal regime for PEMEX. Its effect is subject to the approval of the Chamber of Senators. Under this scheme, PEMEX’s Exploration and Production fiscal contributions would be established in the “Ley General de Derechos” and the fiscal scheme of the rest of the Subsidiary Entities would continue to be established in the “Ley de Ingresos de la Federación”.

The new fiscal scheme for PEMEX Exploration and Production considers the following duties:

•      Duty for hydrocarbons extraction, paid over the value of the extracted production, which distinguishes crude oil from natural gas production and separates existing from new hydrocarbons. The existing crude oil would pay a rate from 35.1 to 74.8%, depending on the annual weighted average of the export price of the Mexican crude oil basket; the new crude oil would pay a 25% rate. The existing gas would pay a rate of 15%, while the new gas would pay a 10% rate. This duty would have exemptions of up to 30 barrels of crude oil per well and up to one million cubic feet of non-associated natural gas per well.

•      Duty for hydrocarbons for the stabilization fund, paid over the value of the extracted production, which would be between 1% and 10%, depending on the average Mexican crude oil export price, only if it exceeds 22 dollars per barrel.

•      Extraordinary duty for crude oil exports, paid over the value of exports, of 13.1% when the average of the export price of the Mexican crude oil basket exceeds the price estimated by the Congress

•      Ordinary duty for hydrocarbons of 69% over the value of the extracted production minus the permitted deductions (part of the investments, some costs and expenses, and the other duties)

The Subsidiary Entities with industrial activities (Refining, Gas and Basic Petrochemicals and Petrochemicals) would be subject to the tax regime for oil returns under the terms defined in the “Ley de Ingresos de la Federación”.

The new fiscal regime pretends to strengthen PEMEX’s competitiveness and to contribute to improve its financial position.

Director General of PEMEX

Starting November 1st, 2004, Mr. Luis Ramírez Corzo substituted Mr. Raúl Muñoz Leos as General Director of Petróleos Mexicanos. Before this appointment, Mr. Ramírez Corzo was General Director of PEMEX Exploración y Producción.

PEMEX financial results report as of September 30, 2004	23/31
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Annex

Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Operating statistics

	As of September 30,
	2003	2004	Change
Production
Liquid hydrocarbons (Mbd)	3,771	3,839	2%
Crude oil	3,357	3,395	1%
Natural gas liquids (includes condensates)	414	444	7%
Natural gas (MMcfd)	4,477	4,568	2%
Refined products (Mbd) (1)	1,576	1,606	2%
Petrochemicals (Mt)	7,655	7,914	3%

Domestic sales
Natural gas (MMcfd)	2,592	2,757	6%
Refined products (Mbd)	1,685	1,706	1%
Gasoline	593	627	6%
Other (2)	1,092	1,079	-1%
Petrochemicals (Mt)	2,308	2,610	13%

Foreign trade (3)
Export volumes
Crude oil (Mbd)	1,828	1,838	1%
Heavy	1,598	1,604	0%
Light	22	15	-30%
Extra-light	208	219	5%
Average sales price of crude oil exports (US$/b)	26.41	30.22	14%
Refined products (Mbd) (4)	169	157	-7%
Petrochemicals (Mt)	581	693	19%
Import volumes (5)
Natural gas (MMcfd)	739	754	2%
Refined products (Mbd) (6)	284	283	0%
Petrochemicals (Mt)	455	207	-55%

(1) Includes 210 Mbd and 226 Mbd of liquefied petroleum gas as of September 30, 2003 and 2004, respectively.
(2) Includes 320 Mbd and 323 Mbd of liquefied petroleum gas as of September 30, 2003 and 2004, respectively.
(3) Source: PMI except natural gas imports. Does not consider third party operations of PMI.
(4) Includes 0.31 and 0.26 Mbd of liquefied petroleum gas as of September 30, 2003 and 2004, respectively.
(5) Excludes the volume of imported products under processing agreements.
(6) Includes 78 and 76 Mbd of liquefied petroleum gas as of September 30, 2003 and 2004, respectively.

PEMEX financial results report as of September 30, 2004	24/31
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Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated balance sheets

		As of September 30,
	2003	2004	Change		2004
	(Ps. mm)				(US$mm)
Current assets	154,493	243,311	57%	88,818	21,365
Cash & cash equivalents	60,195	125,835	109%	65,640	11,049
Accounts receivable	67,717	81,273	20%	13,555	7,136
Inventories	26,580	36,203	36%	9,623	3,179

Properties and equipment	560,148	563,523	1%	3,375	49,482
Other assets	142,062	153,439	8%	11,377	13,473

Total assets	856,703	960,273	12%	103,570	84,320

Short-term liabilities	113,591	161,353	42%	47,762	14,168
Short-term debt (1)	50,434	60,509	20%	10,076	5,313
Others (2)	63,158	100,844	60%	37,686	8,855

Long-term liabilities	647,925	775,236	20%	127,311	68,072
Long-term debt (3)	339,061	424,757	25%	85,696	37,297
Reserve for retirement payments, pensions and
seniority premiums	299,391	325,902	9%	26,511	28,617
Other non-current liabilities (4)	9,472	24,577	159%	15,105	2,158

Total liabilities	761,516	936,589	23%	175,073	82,241

Total equity	95,187	23,684	-75%	(71,503)	2,080

Total liabilities & equity	856,703	960,273	12%	103,570	84,320

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2004.
(1) Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepconLux) and notes payable to contractors. As of September 30, 2003 these figures were Ps. 48,327 and Ps. 2,107 million, respectively; as of September 30, 2004, Ps. 57,880 and Ps. 2,629 million, respectively.
(2) Includes accounts payable to suppliers, accounts payable and accrued expenses, taxes payable and an account payable pending of capitalization. As of September 30, 2003 these figures were Ps. 22,243, Ps.10,194, Ps. 30,719 and Ps. 0 million, respectively; as of September 30, 2004, Ps. 23,963, Ps. 14,018, Ps. 50,314 and Ps. 12,549 million, respectively.
(3) Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepconLux), notes payable to contractors and sale of future accounts receivable. As of September 30, 2003 these figures were Ps. 277,796, Ps. 14,112 and Ps. 47,153 million, respectively;
as of September 30, 2004, Ps. 376,018, Ps. 11,797 and Ps. 36,943 million, respectively.
(4) Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others. Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2004	25/31
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Table A3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated income statement

	Nine months ending September 30,
	2003	2004	Change		2004

		(Ps. mm)			(US$mm)
Total sales	480,610	554,603	15%	73,993	48,699
Domestic sales (1)	297,921	322,872	8%	24,951	28,351
Exports	182,689	231,731	27%	49,042	20,348

Costs and expenses (2)	188,007	225,897	20%	37,890	19,836
Cost of sales	149,461	185,303	24%	35,843	16,271
Transportation and distribution expenses	12,184	13,244	9%	1,061	1,163
Administrative expenses	26,363	27,350	4%	987	2,402

Operating income	292,603	328,706	12%	36,103	28,863

Comprehensive financing cost (3)	20,402	8,639	-58%	(11,763)	759
Other expenses (revenues)	(3,929)	(5,024)	28%	(1,094)	(441)

Income before taxes and duties	276,130	325,090	18%	48,960	28,546

Taxes and duties	292,777	339,668	16%	46,891	29,826
Hydrocarbon extraction duties and other	220,531	293,504	33%	72,973	25,772
Special Tax on Production and Services (IEPS)	72,246	46,164	-36%	(26,083)	4,054

Net income (loss)	(16,647)	(14,578)	-12%	2,070	(1,280)

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP.
Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2004.

(1) Includes the Special Tax on Production and Services (IEPS). As of September 30, 2003 this figure was Ps. 72,246 million and as of September 30, 2004, Ps. 46,164 million.
(2) Includes the cost of the reserve for retirment payments, pensions and indemnities. As of September 30, 2003 this figure was Ps. 29,445 million and as of September 30, 2004, Ps. 31,736 million.
(3) Includes net interest, foreign exchange loss and monetary loss (gain). As of September 30, 2003 these figures were Ps. 15,160, Ps. 18,394 and Ps. (8,151) million, respectively; as of September 30 2004, Ps. 12,307, Ps. 8,278 and Ps. (11,946) million, respectively.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2004	26/31
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Table A4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Equity

		As of September 30,
	2003	2004	Change		2004

		(Ps. mm)			(US$mm)
Total equity	95,187	23,684	-75%	(71,503)	2,080
Certificates of contribution "A"	85,327	85,327	0%	-	7,492
Specific oil-field exploration and depletion reserve	21,252	-		(21,252)	-
Restatement of equity	134,306	134,306		0	11,793
Accumulated losses	(145,697)	(195,949)	34%	(50,252)	(17,206)
From prior years	(129,049)	(181,371)	41%	(52,322)	(15,926)
Net loss for the period	(16,647)	(14,578)	-12%	2,070	(1,280)

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP)
issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2004.
Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2004	27/31
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Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statements of changes in financial position

	Nine months ending September 30,
	2003	2004	Change		2004
		(Ps. mm)			(US$mm)
Operating activities
Net income (loss)	(16,647)	(14,578)	-12%	2,070	(1,280)
Charges to operations not requiring the use of funds:	90,494	66,917	-26%	(23,577)	5,876
Depreciation and amortization	31,319	31,263	0%	(56)	2,745
Cost of the reserve for retirement payments, pensions and indemnities	29,445	31,736	8%	2,290	2,787
Specific oil-field exploration and depletion reserve	6,785	-	-100%	(6,785)	-
Foreign exchange loss (gain) and monetary loss (gain)	22,945	3,919	-83%	(19,026)	344
Other non-cash flow items	-	-	0%	-	-
Changes in working capital:	(16,510)	(6,338)	-62%	10,172	(557)
Accounts, notes receivable and other	(8,258)	(8,760)	6%	(503)	(769)
Inventories	(346)	(7,825)	2160%	(7,479)	(687)
Intangible asset derived from actuarial computation of labor obligations and other assets	(1,998)	(13,785)	590%	(11,787)	(1,210)
Suppliers	(9,187)	(10,677)	16%	(1,489)	(938)
Accounts payable and accrued expenses	2,965	6,437	117%	3,473	565
Taxes payable	2,031	12,470	514%	10,438	1,095
Reserve for dismantlement and abandonment activites, sundry creditors and others	1,216	4,215	247%	2,999	370
Reserve for retirement payments, pensions and seniority premiums	(3,918)	(962)	-75%	2,956	(84)
Exploration and well-drillling expenses charged to the specific oil-field exploration and depletion reserve	985	-	-100%	(985)	-
Contributions pending to be authorized	-	12,549		12,549	1,102

Funds provided (used) by operating activities	57,337	46,002	-20%	(11,335)	4,039

Financing activities
Minimum guaranteed dividends paid to the Mexican Government	(10,308)	(10,346)	0%	(38)	(908)
Other equity movements - net	557	428	-23%	(129)	38
Notes payable to contractors - net	(14,919)	(1,093)	-93%	13,826	(96)
Documented debt - net	44,878	57,036	27%	12,158	5,008
Sale of future accounts receivable - net	508	(4,839)	-1053%	(5,347)	(425)

Funds provided (used) by financing activities	20,716	41,186	99%	20,470	3,616

Investing activities
Increase in fixed assets - net	(64,972)	(37,090)	-43%	27,882	(3,257)

Funds provided (used) by investing activities	(64,972)	(37,090)	-43%	27,882	(3,257)

Net increase in cash and cash equivalents	13,081	50,098	283%	37,017	4,399
Cash and cash equivalents at the beginning of the year	47,115	75,738	61%	28,623	6,650
Cash and cash equivalents at the end of the year	60,196	125,836	109%	65,640	11,050

Funds provided (used) by operating activities	57,337	46,002	-20%	(11,335)	4,039
Increase in fixed assets - net	(64,972)	(37,090)	-43%	27,882	(3,257)
Free cash-flow	(7,635)	8,912	-217%	16,547	783

Minimum guaranteed dividends paid to the Mexican Government	(10,308)	(10,346)	0%	(38)	(908)

Discretional free cash-flow	(17,943)	(1,434)	-92%	16,509	(126)

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos.
Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2004.
Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2004	28/31
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Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Total sales, net income (loss) and total assets by segment
Figures in millions of constant pesos as of September 30, 2004

					Subsidiary
	Exploration and		Gas and Basic		Companies and	Intersegment
	Production	Refining (1)	Petrochemicals	Petrochemicals	Corporate	Eliminations	Total

Nine months ending September 30, 2004
Total sales	401,223	248,383	128,875	16,552	292,011	(532,440)	554,603
External clients	174,657	236,370	91,661	13,073	277,116	(238,275)	554,603
Intersegment	226,566	12,013	37,213	3,478	14,895	(294,166)	-

Net income (loss)	(14,788)	(11,529)	8,461	(7,271)	(13,332)	23,881	(14,578)

As of September 30, 2004
Assets	657,929	257,406	96,066	34,576	951,206	(1,036,910)	960,273

Nine months ending September 30, 2003
Total sales	329,493	236,747	110,818	11,516	240,368	(448,333)	480,610
External clients	139,195	226,419	77,749	7,861	226,421	(197,035)	480,610
Intersegment	190,299	10,328	33,069	3,655	13,947	(251,298)	(0)

Net income (loss)	12,625	(29,708)	6,518	(7,805)	(14,557)	16,280	(16,647)

As of September 30, 2003
Total assets	630,133	227,225	86,072	37,193	798,129	(922,048)	856,703

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto
Mexicano de Contadores Públicos. Inflation recognition is also in accordance with MEXGAAP. Accordingly, peso figures are presented in constant Mexican pesos as of
September 30, 2004.
(1) External clients sales of Refining are net of IEPS.
Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2004	29/31
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Pemex	Investor Relations

Table A7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Short-term bonds issuances

Issuance date	Maturity date	Maturity	Amount issued	Weighted average	28 days cetes rate of
		(days)	(Ps. mm)	rate	primary auction

04-11-04	02-12-04	28	500.0	8.17%	8.02%
28-10-04	25-11-04	28	500.0	8.15%	7.97%
21-10-04	18-11-04	28	500.0	7.91%	7.77%
14-10-04	11-11-04	28	500.0	7.82%	7.65%
07-10-04	04-11-04	28	500.0	7.82%	7.65%
30-09-04	28-10-04	28	500.0	7.80%	7.61%
15-09-04	14-10-04	29	500.0	7.48%	7.27%
09-09-04	07-10-04	28	500.0	7.50%	7.32%
02-09-04	30-09-04	28	500.0	7.44%	7.29%
26-08-04	23-09-04	28	500.0	7.46%	7.32%
19-08-04	15-09-04	27	500.0	7.19%	7.13%

PEMEX financial results report as of September 30, 2004	30/31
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Pemex	Investor Relations

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are PEMEX Exploración y Producción, PEMEX Refinación, PEMEX Gas y Petroquímica Básica and PEMEX Petroquímica. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the September 30, 2004 exchange rate of Ps. 11.3884 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX most recent Form 20-F filing with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicator of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

PEMEX financial results report as of September 30, 2004	31/31
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SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By: /s/ Octavio Ornelas Esquinca Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: November 11, 2004

FORWARD-LOOKING STATEMENTS

                This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of ope rations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.